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                                                                Exhibit 23.2


                        CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) of Burnham Pacific Properties, Inc. for the registration of up to $321,728,125 of debt securities, common stock, preferred stock, depositary shares representing preferred stock, warrants or rights and/or units of securities, and to the incorporation by reference therein of our report dated March 9, 1997, with respect to the combined statements of gross income and direct operating expenses of the BRE Portfolio for the three years in the period ended December 31, 1996, included in the Burnham Pacific Properties, Inc.'s Current Report on Form 8-K dated January 31, 1997, filed with the Securities and Exchange Commission.



/s/ Ernst & Young, LLP
San Francisco, California
July 17, 1997